EXHIBIT 99.57

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 28, 2010

TASMAN METALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 28, 2010

(Unaudited - Prepared by Management)

MANAGEMENT=S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Tasman Metals Limited for the six months ended February 28, 2010, have been prepared by and are the responsibility of the Company=s management.  These statements have not been reviewed by the Company=s external auditors.

TASMAN METALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

	February 28, 2010 $	August 31, 2009 $
A S S E T S
CURRENT ASSETS
Cash	2,034,916	8,983
Amount receivable	71,409	3,018
Prepaids	3,000	-
	2,109,325	12,001
RESOURCE INTERESTS (Note 4)	62,341	40,693
BOND DEPOSIT	3,292	3,292
	2,174,958	55,986
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	133,680	41,023
Advances (Note 6)	-	101,000
	133,680	142,023
S H A R E H O L D E R S = E Q U I T Y
SHARE CAPITAL (Note 7)	2,485,438	10,500
CONTRIBUTED SURPLUS (Note 9)	476,894	18,809
DEFICIT	(921,054)	(115,346)
	2,041,278	(86,037)
	2,174,958	55,986

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE DIRECTORS
AMark Saxon@	, Director
AMike Hudson@	, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28
	2010 $	2009 $	2010 $	2009 $
MINERAL EXPLORATION COSTS (Note 5)	230,653	-	250,773	-
EXPENSES
Accounting and administration	15,600	-	29,100	-
Audit	12,249	-	40,184	-
Corporate development	13,880	-	17,574	-
Corporate finance fee	-	-	20,000	-
General exploration	10,151	-	15,583	9,649
Investor relations	9,000	-	15,000	-
Legal	19,608	-	39,535	-
Management fees	39,000	-	39,000	-
Office	6,250	154	9,228	300
Professional fees	21,775	-	26,875	-
Regulatory fees	3,662	-	15,364	-
Rent	1,200	-	1,600	-
Shareholder costs	1,722	-	1,722	-
Stock-based compensation (Note 8)	11,500	-	260,000	-
Transfer agent	5,254	-	8,869	-
Travel	10,428	-	20,513	-
	181,279	154	560,147	9,949
LOSS BEFORE OTHER ITEMS	(411,932)	(154)	(810,920)	(9,949)

OTHER ITEMS
Interest income	325	-	325	-
Foreign exchange	4,246	(960)	4,887	(1,973)
	4,571	(960)	5,212	(1,973)
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(407,361)	(1,114)	(805,708)	(11,922)
DEFICIT - BEGINNING OF PERIOD	(513,693)	(73,748)	(115,346)	(62,940)
DEFICIT - END OF PERIOD	(921,054)	(74,862)	(921,054)	(74,862)

BASIC LOSS PER COMMON SHARE	(0.01)	(0.00)	(0.03)	(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	35,831,953	10,500,000	28,449,640	10,500,000

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28
	2010 $	2009 $	2010 $	2009 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period	(407,361)	(1,114)	(805,708)	(11,922)
Adjustment for item not involving cash
Stock-based compensation	11,500	-	260,000	-
	(395,861)	(1,114)	(545,708)	(11,922)
(Increase) decrease in amount receivable	(46,890)	-	(68,391)	2,759
Increase in prepaids	-	-	(3,000)	-
Increase (decrease) in accounts payable and accrued liabilities	81,119	(172)	114,178	(12,120)
	(361,632)	(1,286)	(502,921)	(21,283)
FINANCING ACTIVITIES

Issuance of common shares	10,000	-	2,370,000	-
Share issue costs	-	-	(125,300)	-
Repayment of advances	-	-	(88,000)	-
Cash from amalgamation	-	-	393,802	-
Contributed surplus	-	-	-	9,996
	10,000	-	2,550,502	9,996
INVESTING ACTIVITIES

Expenditures on resource interests	(3,147)	-	(21,648)	-
Bond deposit	-	230	-	469
	(3,147)	230	(21,648)	469
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(354,779)	(1,056)	2,025,933	(10,818)
CASH - BEGINNING OF PERIOD	2,389,695	12,328	8,983	22,090
CASH - END OF PERIOD	2,034,916	11,272	2,034,916	11,272

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (ATasman@ or the ACompany@) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (AAusex@) and Lumex Capital Corp. (ALumex@) and the surviving corporation continued under the name of Tasman Metals Ltd, as described in Note 3.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (ACICA@) Handbook.  As at February 28, 2010, the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for the next twelve months.  However, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (ACanadian GAAP@).  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The interim financial statements have, in management=s opinion, been properly prepared using careful judgement with reasonable limits of materiality.  These interim consolidated financial statements should be read in conjunction with the most recent consolidated annual financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition.  The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Standards

Goodwill and Intangible Assets

The Accounting Standards Board (AAcSB@) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of Section 3064 did not have a material impact on the Company=s financial position and results of operations.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada=s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

3.           RECAPITALIZATION AND AMALGAMATION

On May 15, 2009 Tasman entered into a letter of agreement (the AAgreement@) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the AAmalgamation@). On October 22, 2009 (the AEffective Date@) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSX Venture Exchange (the ATSXV@).  On completion of the Amalgamation the Company become a mining issuer pursuant to the policies of the TSXV under the name Tasman Metals Ltd.

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation has been treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman is deemed to be the parent company for accounting purposes. Accordingly, its net assets are included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction has been accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex have been recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances from Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

4.           RESOURCE INTERESTS

	Acquisition Costs
	February 28, 2010 $	August 31, 2009 $
Rare Earth Element Properties
Norra Karr	7,653	1,731
Other	27,686	11,960
	35,339	3,691
Iron Ore Properties
Sautusvaara	3,922	3,922
Vieto	4,927	4,927
Harrejaure	13,040	13,040
Lauukujarvi	916	916
Other	4,197	4,197
	27,002	27,002
	62,341	40,693

As at February 28, 2010 the Company has been granted:

(i)	three exploration claims covering 4,446 hectares for rare earth element properties in Sweden;
(ii)	34 exploration claims covering 267 hectares for rare earth element properties in Finland; and
(iii)	seven exploration claims covering approximately 8,285 hectares for iron ore properties in Sweden.

In addition the Company has made additional claim applications in Scandinavia for rare earth element properties.

See also Note 15 (iv).

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

5.           MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the six months ended February 28, 2010 are detailed below:

	Six Months Ended February 28, 2010
	Rare Earth Element Properties		Iron Ore Properties
	Norr Karr $	Other $	Other $	Total $
Assays	193	-	-	193
Consulting	25,008	409	-	25,417
Database	-	1,223	-	1,223
Drilling	155,607	-	-	155,607
Exploration office	9,816	-	-	9,816
Geochemical	14,599	354	1,658	16,611
Geological	12,572	20,548	6,854	39,974
Maps	-	1,932	-	1,932
Total	217,795	24,466	8,512	250,773

There were no mineral exploration costs incurred during the six months ended February 28, 2009.

6.	ADVANCES

	February 28, 2010 $	August 31, 2009 $
Due to directors (a)	-	88,000
Due to Ausex (b)	-	13,000
	-	101,000

(a)	During the six months ended February 28, 2010 the Company repaid $88,000 which was due to certain directors of the Company.

(b)	The amount due to Ausex was eliminated on completion of the Amalgamation.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

7.           SHARE CAPITAL

Authorized - unlimited common shares without par value
	Six Months Ended February 28, 2010		Year Ended August 31, 2009
Issued	Number of Shares	Amount $	Number of Shares	Amount $

Balance, beginning of period	10,500,000	10,500	10,500,000	10,500
Adjustment to reflect the Amalgamation	12,196,397	428,323	-	-
Issued for cash
Private placements	13,000,000	2,350,000	-	-
Exercise of warrants	200,000	20,000	-	-
	25,396,397	2,798,323	-	-
Less share issue costs	-	(323,385)	-	-
	25,396,397	2,474,938	-	-
Balance, end of period	35,896,397	2,485,438	10,500,000	10,500

(a)
On October 22, 2009 the Company completed the Amalgamation with Ausex and Lumex and issued 12,196,397 common shares of its share capital for 100% of the issued and outstanding common shares of Ausex and Lumex.  See also Note 3.

(b)	During the six months ended February 28, 2010 the Company completed private placements of:

(i)
6,000,000 common shares at a price of $0.10 per share for gross proceeds of $600,000.  The Company paid a finder=s fee of $27,150 and issued 452,500 warrants at a fair value, estimated using the Black-Scholes option pricing model, of $22,625.  Each warrant entitles the holder to purchase an additional common share, on or before October 23, 2011, at a price of $0.10 per common share; and

ii)
7,000,000 units at a price of $0.25 per unit for gross proceeds of $1,750,000.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $0.40 per common share on or before October 26, 2010 and at a price of $0.50 per common share on or before October 26, 2011.  The Company paid a finder=s fee of $84,900 cash and granted a compensation option to purchase 566,000 units at $0.25 per unit on or before October 26, 2011.  The fair value of the compensation option, estimated using the Black-Scholes option pricing model, is $175,460.  Each unit consists of one common share and one non-transferable share purchase warrant having the same terms and conversion provision as the private placement warrants.  As at February 28, 2010, the compensation option remained outstanding.

The Company incurred $125,300 for legal and filings costs associated with these private placements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

7.           SHARE CAPITAL (continued)

(c)	A summary of the number of common shares reserved pursuant to the Company=s warrants outstanding at February 28, 2010 and 2009 and the changes for the six months ending on those dates is as follows:

	2010		2009
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	-	-	-	-
Assumed on Amalgamation from Ausex	200,000	0.10	-	-
Issued	7,452,500	0.38	-	-
Exercised	(200,000)	0.10	-	-
Balance, end of period	7,452,500	0.38	-	-

Common shares reserved pursuant to warrants outstanding at February 28, 2010, are as follows:

Number	Exercise Price $	Expiry Date
452,500	0.10	October 23, 2011
7,000,000	0.40 / 0.50	October 26, 2010 / 2011
7,452,500

(d)	See also Note 15.

8.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the APlan@), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company=s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

During the six months ended February 28, 2010, the Company recorded $248,500 compensation expense on 1,875,000 stock options granted to its directors, employees and consultants and $11,500 on previously granted stock options which vested during the period.

The Company did not grant any options during the six months ended February 28, 2009.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

8.           STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted and vested during the six months ended February 28, 2010 is estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	2.0%
Estimated volatility	90%
Expected life	3 years
Expected dividend yield	0%
Estimated forfeiture rate	0%

The weighted average fair value of all stock options granted during the six months ended February 28, 2010, to the Company=s directors, employees and consultants was $0.14 per option.

A summary of the Company=s stock options at February 28, 2010 and 2009, and the changes for the six months ending on those dates is presented below:

	2010		2009
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	-	-	-	-
Assumed on Amalgamation from Lumex	472,222	0.10	-	-
Assumed on Amalgamation from Ausex	690,000	0.10	-	-
Granted	1,875,000	0.25	-	-
Balance, end of period	3,037,222	0.19	-	-

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2010:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
472,222	472,222	0.10	May 31, 2012
690,000	690,000	0.10	January 25, 2013
1,875,000	1,800,000	0.25	October 22, 2012
3,037,222	2,962,222

See also Note 15.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

9.           CONTRIBUTED SURPLUS

	Six Months Ended February 28, 2010 $	Year Ended August 31, 2009 $
Balance, beginning of period	18,809	9,669
Paid-in capital	-	9,140
Stock-based compensation on stock options	260,000	-
Stock-based compensation on agent=s warrants	22,625	-
Stock-based compensation on agent=s compensation options	175,460	-
Balance, end of period	476,894	18,809

The paid-in capital represents amounts in excess of the amounts advanced to or incurred on behalf of the Company.

10.	RELATED PARTY TRANSACTIONS

During the six months ended February 28, 2010, the Company:

i)	incurred $44,000 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

ii)	incurred $39,000 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $1,475 (2009 - $nil) for shared administration costs with Tumi Resources Limited (ATumi@), a public company with common directors and officer.

As at February 28, 2010, $29,975 was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

See also Note 6(a).

11.	SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in Scandinavia, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

11.           SEGMENTED INFORMATION (continued)

The Company=s total assets are segmented geographically as follows:

	February 28 ,2010
	Canada $	Scandinavia $	Total $
Current assets	1,881,380	227,945	2,109,325
Resource interests	-	62,341	62,341
Bond deposit	-	3,292	3,292
	1,881,380	293,578	2,174,958

	August 31, 2009
	Canada $	Scandinavia $	Total $
Current assets	4,280	7,721	12,001
Resource interests	-	40,693	40,693
Bond deposit	-	3,292	3,292
	4,280	51,706	55,986

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The Company=s risk exposures and the impact on the Company=s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty=s inability to fulfill its payment obligations.  The Company=s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company=s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

12.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company=s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company=s significant operations are based in Sweden and subject to foreign currency fluctuations.  The Company=s operating expenses are primarily incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company=s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At February 28, 2010, 1 Canadian Dollar was equal to 6.78 Swedish Krona.

Balances are as follows:
	Swedish Krona	CDN $ Equivalent

Cash	1,180,464	174,110
Amounts receivable	364,600	53,776
Accounts payable and accrued liabilities	(331,564)	(48,903)
	1,213,500	178,983

Based on the net exposures as of February 28, 2010, and assuming that all other variables remain constant, a 10% depreciation on the Canadian Dollar against the Swedish Krona would not be significant to the Company=s net earnings.

13.	CAPITAL MANAGEMENT

The Company=s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company=s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2010
(Unaudited - Prepared by Management)

13.           CAPITAL MANAGEMENT (continued)

The Company expects its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements over the next twelve months.  However, levels of exploration expenditures may change with ongoing results and, as a result, the Company may be dependant upon future equity or debt transactions to meet these changes.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended February 28, 2010 and 2009 non-cash activities were conducted by the Company as follows:
	2010 $	2009 $
Financing activities
Share issue costs	(198,085)	-
Contributed surplus	198,085	-
	-	-

15.	SUBSEQUENT EVENTS

Subsequent to February 28, 2010, the Company :

(i)
completed a private placement of 5,000,000 units at a price of $0.60 per unit for gross proceeds of $3,000,000.  Each unit comprised one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012.

The Company paid the finders cash commissions of $126,105 and issued warrants to purchase 210,175 common shares at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012;

(ii)	granted stock options to purchase 125,000 common shares to consultants at a price of $0.60 per share to expire on or before March 5, 2013;

(iii)	issued 150,000 common shares for $37,500 on the exercise of stock options and 505,000 common shares for $202,000 on the exercise of warrants; and

(iv)
signed an option and joint venture agreement to acquire a 90% interest in the Bastnäs rare earth element (REE) project in south central Sweden.  The vendor is an arms-length Swedish geological consulting group who will provide future technical assistance to Tasman.  The project area is contained within the adjoining Älgtorp nr 4 and Älgtorp nr 5 exploration permits, totalling  915 hectares which lie within the Bergslagen mining district.